Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Inventergy Global, Inc. on Form S-3 of our reports dated December 17, 2013 and March 13, 2014, with respect to our audits of the financial statements of Inventergy, LLC as of and for the year ended December 31, 2012 and for the period from January 12, 2012 (inception) through December 31, 2012 and of Inventergy, Inc. as of and for the year ended December 31, 2013 and for the period from January 12, 2012 (inception) through December 31, 2013, each appearing in form 8-K/A as filed with the Securities and Exchange Commission. We also consent to the reference to our firm under the heading “Experts” in such Registration Statement.

/s/ Marcum llp

Marcum llp

San Francisco, CA

October 28, 2014